UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1 )*

                  Public Storage Properties XVIII, Inc.
                           (Name of Issuer)

                         Common Stock Series A
                    (Title of Class of Securities)

                             74462C 10 9
                            (CUSIP Number)

       David Goldberg, 701 Western Avenue, Suite 200, Glendale,
             California 91201-2397, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                          February 25, 1997
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box [   ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

   CUSIP No. 74462C 10 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       168,000

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       168,000

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             168,000

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             6.05%

   14   Type of Reporting Person*
             CO

             The Statement on Schedule 13D dated August 16, 1996
   (the "Schedule 13D") filed by Public Storage, Inc. (the "Reporting Person"), relating to the Common Stock Series A, par value $.01 per share (the "Common Stock Series A" or the "Series A Shares"), of Public Storage Properties XVIII, Inc., a California corporation
   (the "Issuer"), is amended by this Amendment No. 1 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

   Item 3.   Source and Amount of Funds or Other Consideration

             The 168,000 Series A Shares acquired by the Reporting Person (as of February 25, 1997) were acquired as follows: (i) 19,200 Series A Shares were acquired by the Reporting Person as a result of the PSMI Merger and (ii) 148,800 Series A Shares were purchased by the
   Reporting Person for an aggregate cost (including commissions) of approximately $2,653,418, with funds obtained from the Reporting Person's working capital.

   Item 5.   Interest in Securities of the Issuer

             As of February 25, 1997, the Reporting Person beneficially owned 168,000 Series A Shares, representing approximately 6.05% of the 2,775,900 Series A Shares outstanding. The Reporting Person has the sole power to vote and the sole power to dispose of all of these shares.

             During the 60-day period ended February 25, 1997, the Reporting Person engaged in the following acquisitions of Series A Shares at the following prices (not including commissions):

                          No. of                          Price
                          Series A     Type               per
          Transaction     Shares       of                 Series A
          Date            Bought       Transaction        Share
          -----------     --------     -----------        --------

          2/20/97           800        open market        $18.875
          2/21/97           800        open market        $18.875
          2/24/97           900        open market        $18.75
          2/25/97           900        open market        $18.75

                                      SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  March 7, 1997               PUBLIC STORAGE, INC.


                                       By:  /s/ SARAH HASS
                                           -------------------------
                                           Sarah Hass
                                           Vice President